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                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)




                               BWC FINANCIAL CORP.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                                   056042104
                                 (CUSIP Number)

                                Charles J. Moore
                                 The Banc Funds
                            208 South LaSalle Street
                             Chicago, Illinois 60604
                                 (312) 855-6202
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                December 20, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].


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CUSIP No.  056042104


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                               Banc Fund III L.P.


2        Check the Appropriate Box If A Member of a Group*             (A)   [ ]
                                                                       (B)   [X]

3        SEC Use Only

4        Source of Funds:   WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                                      [ ]

6        Citizenship Or Place of Organization
         Delaware

                                            7    Sole Voting Power
   Number of                                     9,600 shares
    Shares
 Beneficially                               8    Shared Voting Power
   Owned By                                         0
     Each
   Reporting                                9    Sole Dispositive Power
    Person                                       9,600 shares
     With
                                            10   Shared Dispositive Power
                                                    0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
         9,600 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                                     [ ]

13       Percent of Class Represented By Amount In Row (11)
         0.96%

14       Type of Reporting Person*
          PN



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CUSIP No.  056042104


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                               Bank Fund III Trust


2        Check the Appropriate Box If A Member of a Group*             (a)   [ ]
                                                                       (b)   [X]

3        SEC Use Only

4        Source of Funds:   WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                                      [ ]

6        Citizenship Or Place of Organization
         Delaware

                                            7    Sole Voting Power
   Number of                                     29,421 shares
 Shares
 Beneficially                               8    Shared Voting Power
   Owned By                                         0
  Each
   Reporting                                9    Sole Dispositive Power
    Person                                       29,421 shares
     With
                                            10   Shared Dispositive Power
                                                    0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
         29,421 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                                     [ ]

13       Percent of Class Represented By Amount In Row (11)
         2.93%

14       Type of Reporting Person*
          PN


                                                       3

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CUSIP No.  056042104


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                                Banc Fund IV L.P.


2        Check the Appropriate Box If A Member of a Group*             (A)   [ ]
                                                                       (B)   [X]

3        SEC Use Only

4        Source of Funds:   WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                                      [ ]

6        Citizenship Or Place of Organization
         Delaware

                                            7    Sole Voting Power
  Number of                                      3,087 shares
   Shares
 Beneficially                               8    Shared Voting Power
   Owned By                                      0
     Each
   Reporting                                9    Sole Dispositive Power
    Person                                       3,087 shares
     With
                                            10   Shared Dispositive Power
                                                    0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
         3,087 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                                     [ ]

13       Percent of Class Represented By Amount In Row (11)
         0.31%

14       Type of Reporting Person*
          PN


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CUSIP No.  056042104


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                               Banc Fund IV Trust


2        Check the Appropriate Box If A Member of a Group*             (A)   [ ]
                                                                       (B)   [X]

3        SEC Use Only

4        Source of Funds:   WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                                      [ ]

6        Citizenship Or Place of Organization
         Delaware

                                            7    Sole Voting Power
   Number of                                     10,381 shares
    Shares
 Beneficially                               8    Shared Voting Power
   Owned By                                         0
     Each
   Reporting                                9    Sole Dispositive Power
    Person                                       10,381 shares
     With
                                            10   Shared Dispositive Power
                                                    0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
         10,381 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                                     [ ]

13       Percent of Class Represented By Amount In Row (11)
         1.03%

14       Type of Reporting Person*
          PN


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         This statement relates to the Common Stock, $1.00 par value ("Common
Stock"), of BWC Financial Corp. ("BWCF"). The address of the principal executive offices of BWCF is 1400 Civic Drive, Walnut Creek, California
94596.

Item 2.  Identity and Background

         (a) This statement is filed by Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, and Banc Fund IV Trust ("T IV"). The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

         (b) The general partner of BF III is MidBanc III L.P. ("MidBanc III"), an Illinois limited partnership, whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), an Illinois limited partnership, whose principal business is to be a general partner of BF IV.

         (c) The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), an Illinois corporation, whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), an Illinois corporation, whose principal business is to be a general partner of MidBanc IV.

         (d) The executive officers and directors of Management III and IV are the same and are composed of:



                                 Offices in
                                 Management              Present Principal
     Name                        III and IV                  Occupation
--------------------        ----------------------      -----------------------

John A. Wing                 Vice President and          Chairman and Chief
                             Director                    Executive Officer, The
                                                         Chicago Corporation

Robert T. Brehm              Vice President and          Executive Vice
                             Director                    President, Director and
                                                         President of Asset
                                                         Management Group, The
                                                         Chicago Corporation

Wilbert A. Thiel             Treasurer and Director      President/Treasurer,
                                                         Chief Operating Officer
                                                         and Director, The
                                                         Chicago Corporation



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Perry L. Taylor, Jr.        Secretary and Director      Executive Vice
                                                        President, Secretary,
                                                        General Counsel and
                                                        Director, The Chicago
                                                        Corporation

Charles J. Moore            President and Director      Manager, BF III, T III,
                                                        BF IV, and T IV



         The  Chicago   Corporation  is  an  investment  services  firm  and  is
registered as a broker/dealer in securities.

         (e) The sole stockholder of BF III and IV is ChiCorp, Inc. ("ChiCorp"), a Delaware corporation whose principal business is to be a holding company for The Chicago Corporation.

         (f) The executive officers and directors of ChiCorp are the following persons:


                                                       Present Principal
      Name                 Offices in ChiCorp              Occupation
--------------------     -----------------------    -------------------------

John A. Wing             Chairman of the Board       Chairman and Chief
                                                     Executive Officer, The
                                                     Chicago Corporation

Robert R. Rudolph        Vice Chairman and           Director, The Chicago
                         Director                    Corporation

Wilbert A. Thiel         President, Treasurer,       President/Treasurer,
                         Assistant Secretary and     Chief Operating Officer
                         Director                    and Director, The
                                                     Chicago Corporation

Perry L. Taylor, Jr.     Vice President, Secretary   Executive Vice
                         and Assistant Treasurer     President, Secretary,
                                                     General Counsel and
                                                     Director, The Chicago
                                                     Corporation

Thomas J. McCausland     Vice Chairman and           Director, The Chicago
                         Director                    Corporation

John C. Harris           Director                    Executive Vice President
                                                     and Director, The
                                                     Chicago Corporation

Robert T. Brehm          Director                    Executive Vice
                                                     President, Director, and
                                                     President of the Asset

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                                                     Management Group, The
                                                     Chicago Corporation

Faris F. Chesley         Director                    Vice Chairman and
                                                     Director, The Chicago
                                                     Corporation

Ralph C. Walter          Assistant Secretary         Senior Vice President
                                                     and Director, The
                                                     Chicago Corporation



         (g) The address of the principal business and principal office of BF III, T III, BF IV, T IV, MidBanc II, MidBanc III, MidBanc IV, Management III, Management IV, The Chicago Corporation and ChiCorp, and the business address of each of the persons named in paragraphs (d) and (f) is 208 S. LaSalle Street, Chicago, IL 60604.

         (h) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (i) Each of the persons named in paragraphs (d) and (f) is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

         An aggregate of $919,684 from the capital of the Funds has been used in making purchases of 52,489 shares of Common Stock.

Item 4.  Purpose of Transaction.

         The Funds acquired the Common Stock of BWCF reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of BWCF or sell such securities.

         The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.


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Item 5.  Interest in Securities of the Issuer.

         (a) An aggregate of 52,489 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 5.23% of the Common Stock of BWCF outstanding as of September 30, 1996. Of said shares, 9,600 shares of Common Stock are beneficially owned by BF III (0.96% of the outstanding shares), while 29,421 shares of Common Stock are beneficially owned by T III (2.93% of the outstanding shares), while 3,087 shares of Common Stock are beneficially owned by BF IV (0.31% of the outstanding shares), and 10,381 shares of Common Stock are beneficially owned by T IV (1.03% of the outstanding shares). To the best knowledge and belief of the Funds, no securities of BWCF are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Fund.

         (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above.

         (c) On December 20, 1996 the Funds' ownership of shares of Common Stock of BWCF increased to more than 5% of the adjusted outstanding shares of said class. The Funds have purchased Common Shares on the open market as described in the table below:


                                        BF IV Purchases:
  Date                       Dollar Amount    Number of Shares   Cost per Share

11/06/96                        21,550              917              23.500
12/09/96                        15,224              641              23.750
12/20/96                        12,516              527              23.750


                                         T IV Purchases:
  Date                       Dollar Amount    Number of Shares   Cost per Share

11/06/96                        72,451             3,083              23.500
12/09/96                        51,205             2,156              23.750
12/20/96                        42,109             1,773              23.750




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Item 6.  Contracts, Arrangements, Understanding or Relationships with
         Respect to Securities of the Issuer.

                                      None

Item 7.  Material to be filed as exhibits.

                                      None

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 1996

                                              BANC FUND IV L.P.

                                              By MIDBANC IV L.P.,
                                                 General Partner
                                              By CHICORP MANAGEMENT IV, INC.,
                                                 General Partner

                                              By /s/ Charles J. Moore
                                                 --------------------------
                                                 Charles J. Moore
                                                 President

                                              BANC FUND IV TRUST

                                              By THE CHICAGO CORPORATION,
                                                 Investment Manager

                                              By /s/ Charles J. Moore
                                                 --------------------------
                                                 Charles J. Moore
                                                 Senior Vice President

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